May 4, 2012

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Tronox Incorporated
Tronox Limited
Registration Statement on Form S-4
File No. 333-178835

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Tronox Incorporated, a Delaware corporation (“Tronox Incorporated”) and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Incorporated, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-178835), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Friday, May 4, 2012 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Registrants acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Tronox Limited

ACN 153 348 111

3301 N.W. 150, Oklahoma City, OK 73134   •   P.O. Box 268859, Oklahoma City, OK 73126-8859

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, outside counsel to the Registrants, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Tronox Limited

By:	/s/ Daniel Greenwell
	Name:	Daniel Greenwell
	Title:	Chief Financial Officer

cc:    Christian O. Nagler

Kirkland & Ellis LLP